SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 13, 2006

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On November 11, 2006, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended September 30, 2006. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Alaska Pacific Bancshares, Inc. November 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: November 13, 2006   By: /s/ Roger K. White
                                          Senior Vice President and
                                          Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES
RECORD EARNINGS FOR THIRD QUARTER


JUNEAU, Alaska, November 13, 2006 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced third quarter 2006 net income of $319,000, or $.49 per diluted share, a record high for any single quarter. This compares with $208,000 ($.32 per diluted share) in the second quarter. In 2005, third-quarter net income was $245,000 ($.38 per diluted share).

Net interest income increased $34,000 (1.6%) to $2.1 million in the third quarter compared to the third quarter of 2005, reflecting a moderate 2.6% increase in average loans, partially offset by a gradually declining interest rate spread in the flattening yield curve environment . The net interest margin on average earning assets was a respectable 5.06% for the third quarter, but down from 5.17% a year ago.

Loans (excluding loans held for sale) were $151.8 million at September 30, 2006, a decrease of 1.3% from last quarter and a 1.5% decrease from a year ago. The net decrease in loans was largely due to higher-than-normal prepayments. Deposits at September 30, 2006 were $153.8 million, a $13 million (9.2%) increase from last quarter, including a $5.6 million increase in certificates of deposit..

Total nonperforming assets at September 30, 2006 were $1.3 million, compared with $1.4 million last quarter. There were no loan chargeoffs for the quarter compared with $17,000 last quarter. The provision for loan losses for the third quarter was $55,000, down from $75,000 in the second quarter.

Noninterest income for the third quarter, excluding gains on sale of loans, was $288,000, an increase of 8.7% from last quarter, but a 3.0% decrease from a year ago. Gains on sale of loans in the third quarter increased to $59,000 compared with $9,000 a year ago, a result of improved mortgage production and an increase in the portion sold in the secondary market.

Noninterest expense for the third quarter was $74,000 (3.8%) lower than a year ago. The net decrease is due to savings resulting from closing the two offices during the first quarter of 2006, partially offset by normal increases in expenses.

As previously announced, the Company declared a regular quarterly dividend of $.09 per share, payable November 21, 2006, to shareholders of record as of November 7, 2006.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
         Senior Vice President and CFO   or   President and CEO
         907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)

Third Quarter 2006

(dollars in thousands, except per-share amounts)

| | Three Months Ended | | |
	September 30, 2006	June 30, 2006	September 30, 2005
Condensed Income Statement:			
Interest income	$3,013	$2,875	$2,623
Interest expense	(887)	(812)	(531)
Net interest income	2,126	2,063	2,092
Provision for loan losses	(55)	(75)	(30)
Gain on sale of loans	59	27	9
Other noninterest income	288	265	297
Noninterest expense	(1,886)	(1,934)	(1,960)
Net income before income tax	532	346	408
Income tax expense	(213)	(138)	(163)
Net income	$ 319	$ 208	$ 245
Earnings per share:			
Basic	$ .51	$ .34	$.40
Diluted	.49	.32	.38
Performance Ratios:			
Return on average equity	7.48%	4.95%	6.02%
Return on average assets	0.71	0.48	0.57
Yield on average earning assets	7.17	7.01	6.48
Cost of average interest-bearing liabilities	2.71	2.48	1.71
Interest rate spread	4.46	4.53	4.77
Net interest margin on:			
Average earning assets	5.06	5.03	5.17
Average total assets	4.74	4.75	4.86
Efficiency ratio (a)	78.13	78.22	82.04
Average balances:			
Loans	$153,581	$154,674	$149,689
Earning assets	168,120	164,071	162,013
Assets	179,261	173,706	172,160
Interest-bearing deposits	118,595	114,016	113,978
Total deposits	146,637	137,168	142,280
Interest-bearing liabilities	130,800	130,948	124,514
Shareholders' equity	17,070	16,809	16,289
Average shares outstanding:			
Basic	625,592	620,392	609,531
Diluted	651,796	649,873	638,885

	September 30, 2006	June 30, 2006	September 30, 2005
Balance sheet data:			
Total assets	$184,603	$174,469	$176,835
Loans, before allowance	151,820	153,781	154,174
Loans held for sale	1,340	465	75
Investment securities	5,647	6,132	8,336
Total deposits	153,801	140,847	145,011
Federal Home Loan Bank advances	11,783	13,605	14,069
Shareholders' equity	17,224	16,918	16,375
Shares outstanding (b)	638,654	638,654	627,754
Book value per share	$26.97	$26.49	$26.08
Asset quality:			
Allowance for loan losses	$1,620	$1,565	$1,416
Allowance as a percent of loans	1.07%	1.02%	0.92%
Nonaccrual loans	$1,269	$1,408	$1,288
Total nonperforming assets	1,269	1,408	1,389
Net chargeoffs (recoveries) for quarter	-	17	33

(a) Noninterest expense, excluding branch closure costs, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.